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                             July 15, 2021

       Alexander Rabinovich
       Chief Executive Officer
       Intercure Ltd.
       85 Medinat ha-Yehudim Street
       Herzliya, 4676670, Israel

                                                        Re: Intercure Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form 20-F
                                                            Submitted July 2,
2021
                                                            CIK No. 0001857030

       Dear Mr. Rabinovich:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F filed July 2,2021

       Note 1 General
       A. The Company's activity , page F-10

   1. We note your response to prior comment 3. Please expand your disclosures herein or within your critical
accounting policies to provide a more fulsome discussion for your basis of accounting for
the Kibbutzum. In addition, in light of your use of IFRS 11, please provide all of the
disclosures required by IFRS 12.
 Alexander Rabinovich
Intercure Ltd.
July 15, 2021
Page 2

        You may contact Jeanne Baker, Staff Accountant, at (202) 551-3691 or Jeanne Bennett,
Accounting Branch Chief, at (202) 551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney- Advisor, at
(202) 551- 3271
with any other questions.



                                                          Sincerely,
FirstName LastNameAlexander Rabinovich
                                                          Division of
Corporation Finance
Comapany NameIntercure Ltd.
                                                          Office of Life
Sciences
July 15, 2021 Page 2
cc:       Mark S. Selinger, Esq.
FirstName LastName